Exhibit 99.1
Mindray Medical International Announces Fourth Quarter and Full Year 2006 Results
Rapid International Expansion Drives Record Growth
Company Ends Year With Strong Debt-free Balance Sheet;
Declares Cash Dividend of US$0.15 Per Share
SHENZHEN, China, March 12, 2007 — Mindray Medical International Limited (NYSE: MR) today announced its selected unaudited financial results for the fourth quarter and full year ended December 31, 2006.
Highlights for Fourth Quarter 2006
•	Fourth quarter 2006 net revenues increased 38.4% over the fourth quarter 2005 to RMB477.4 million (US$61.2 million).
— Net revenues generated in international markets in the fourth quarter 2006 increased by 71.9% to RMB251.6 million (US$32.2 million) from RMB146.4 million in the fourth quarter 2005.
— Net revenues generated in China in the fourth quarter of 2006 increased by 13.7% to RMB225.8 million (US$28.9 million) from RMB198.6 million in the fourth quarter 2005.
•	Fourth quarter 2006 non-GAAP net income, as defined below, increased 65.6% year-over-year to RMB141.5 million (US$18.1 million) from RMB85.5 million in the fourth quarter 2005. Fourth quarter 2006 GAAP net income was RMB106.0 million (US$13.6 million).
•	Fourth quarter 2006 non-GAAP basic and diluted earnings per share, as defined below, were RMB1.34 (US$0.17) and RMB1.27 (US$0.16), respectively. Fourth quarter 2006 GAAP basic and diluted earnings per share were RMB1.00 (US$0.13) and RMB0.95 (US$0.12), respectively.
Highlights for the Full Year 2006
•	Full year 2006 net revenues increased 40.5% to RMB1,515.0 million (US$194.1 million).
— Net revenues generated in international markets for the full year 2006, were RMB735.6 million (US$94.3 million), a 62.9% increase from the full year 2005.
— Net revenues generated in China for the full year 2006, were RMB779.4 million (US$99.9 million), a 24.3% increase from the full year 2005.
•	Full Year 2006 non-GAAP net income increased 51% to RMB416.8 million (US$53.4 million) from RMB276.0 million in the full year 2005. Full year 2006 GAAP net income was RMB361.8 million (US$46.4 million).
•	Full year 2006 non-GAAP basic and diluted earnings per share were RMB4.79 (US$0.61) and RMB4.33 (US$0.55), respectively. Full year 2006 GAAP basic and diluted earnings per share were RMB4.16 (US$0.53) and RMB3.75 (US$0.48), respectively.
•	Full year 2006 net operating cash flow was RMB533.0 million (US$68.3 million) compared to RMB363.4 million operated cash flow generated in the full year 2005. The Company held RMB1,722.9 million (US$220.8 million) in cash and cash equivalents, short-term investments and restricted cash as of December 31, 2006.
“We are pleased to report record revenues and net income for Mindray for both the fourth quarter and full year 2006. Our three business segments continued to grow sales both domestically and in an increasing number of international markets,” said Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer.
“We are also encouraged by the strong customer reception we have seen for the four new products launched during the year: the DC-6 color Doppler diagnostic ultrasound imaging system, the BC-5500 five-part hematology analyzer, the WATO-50, our first anesthesia machine, and the BeneView T8, our high-end patient monitoring device,” continued Mr. Xu. “Our substantial investment in research and development over the past several years has resulted in a strong pipeline of advanced new products.”
Mr. Xu reiterated Mindray’s commitment to invest approximately 10% of net revenues in research and development activities even as net revenues continue to experience strong growth.
In 2007 the Company expects to introduce at least six new products across its three business segments.
Commenting on the Company’s rapid international expansion, Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer added, “In 2006, we successfully opened several international sales offices, and we plan on opening four additional international offices in 2007. As we expand internationally, we will continue to grow our distribution channels and service network to better serve our customers.”
Reporting of Non-GAAP Measures
For the fourth quarter and full year 2006, the Company noted that it has reported net income, operating income, and earning per share on a non-GAAP basis. Each of the terms as used by the Company is defined as follows:
—	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D).
—	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development, all net of related tax impact.
—	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
The Company believes that these non-GAAP operating profit, net income, and earnings per share measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends, and expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Mindray’s historical performance and liquidity. The Company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the financial tables attached below.
Financial Results for Fourth Quarter 2006 and Full Year 2006
Fourth quarter 2006 net revenues were RMB477.4 million (US$61.2 million), a 38.4% increase from RMB344.9 million in the fourth quarter 2005. Fourth quarter 2006 gross profit was RMB257.0 million (US$32.9 million), a 40.2% increase from RMB183.2 million in the fourth quarter of 2005.
Full year 2006 net revenues increased 40.5% over the full year 2005 to RMB1,515.0 million (US$194.1 million). Full year 2006 gross profit was RMB827.5 million (US$106.0 million), a 41.4% increase from RMB585.2 million in the full year 2005.
Performance by Segment
Patient Monitoring Devices
The patient monitoring devices segment contributed 40.2% to total net segment revenues in the fourth quarter 2006 compared to 46.2% in the fourth quarter 2005.
Full year segment contribution to total net segment revenue was 40.1% in 2006 compared to 47.8% in 2005.
In October of 2006, the Company introduced the customizable BeneView T8 with a modular design capable of tracking up to 20 physiological parameters and displaying multiple shared hospital records, such as patient medical history and diagnostic images. In December 2006, the Company released its first anesthesia product, the WATO-50, allowing Mindray to provide a more comprehensive life support suite.
Diagnostic Laboratory Instruments

The diagnostic laboratory instruments segment contributed 28.6% to total net segment revenues in the fourth quarter 2006 compared to 24.3% in the fourth quarter 2005.
Full year segment contribution to total net segment revenue was 29.3% in 2006 compared to 25.3% in 2005.
In September 2006 the Company introduced the BC-5500, the first five-part hematology analyzer developed by a Chinese company. Currently, there are fewer than ten medical device manufacturers world-wide that produce five-part hematology analyzers.
Ultrasound Imaging Systems
The ultrasound imaging systems segment contributed 29.8% to total net segment revenues in the fourth quarter 2006 compared to 27.9% in the fourth quarter 2005.
Full year segment contribution to total net segment revenue was 29.3% in 2006 compared to 25.5% in 2005.
In September 2006 the Company introduced its first color Doppler ultrasound imaging system, the DC-6, which has CE Mark, FDA, and SFDA clearance.
Performance by Geographic Region
Net revenues generated in international markets in the fourth quarter 2006 increased by 71.9% to RMB251.6 million (US$32.2 million) from RMB146.4 million in the fourth quarter 2005.
Net revenues generated in international markets for the full year 2006, were RMB735.6 million (US$94.3 million), a 62.9% increase from the full year 2005.
Net revenues generated in China in the fourth quarter 2006 increased by 13.7% to RMB225.8 million (US$28.9 million) from RMB198.6 million in the fourth quarter 2005.
Net revenues generated in China for the full year 2006 were RMB779.4 million (US$99.9 million), a 24.3% increase from the full year 2005.
For the full year 2006, net revenues generated from China was 51.4% of total net revenues compared to 48.6% of net revenues from international markets. For the full year 2005, net revenues generated from China was 58.1% of total net revenues compared to 41.9% of net revenues from international markets.
Gross Margins
The consolidated gross margin for the fourth quarter 2006 was 53.8%, compared to 53.1% in the fourth quarter 2005.
The consolidated gross margin for the full year 2006 was 54.6%, compared to 54.3% for the full year 2005.
The Company received a value-added tax refund (VAT refund) for its self-developed software in fourth quarter 2005 and full year 2005 in the amount of RMB9.4 million and RMB32.1 million, respectively. Such VAT refunds were recognized as a component of revenues in previous years. However, the PRC government changed the regulation in 2006 and the Company’s integrated software no longer qualifies for the VAT refund. The consolidated gross margins excluding the VAT refunds would have been 51.8% for the fourth quarter 2005 and 52.9% for the full year 2005.
Operating Expenses
Selling expenses for the fourth quarter 2006 were RMB62.4 million (US$8.0 million), representing an increase of 40.4% from the fourth quarter 2005. As a percentage of total net revenues, selling expenses decreased to 13.1% from 13.7% in the third quarter 2006 and 12.9% in the fourth quarter 2005.
Selling expenses for the full year 2006 were RMB211.9 million (US$27.1 million), representing an increase of 44.6% from the full year 2005. Selling expenses for the full year 2006 were 14% of total net revenue compared to 14% in 2005.

General and administrative expenses for the fourth quarter 2006 were RMB32.9 million (US$4.2 million), representing an increase of 109.2% from the fourth quarter 2005. As a percentage of total net revenue, general and administrative expenses increased to 6.9% from 5.1% in the third quarter 2006 and 4.6% in the fourth quarter 2005.
General and administrative expenses for the full year 2006 were RMB76.0 million (US$9.7 million), representing a decrease of 32.2% from the full year in 2005. General and administrative expenses for the full year 2006 were 5.0% of total net revenue compared to 10.4% in 2005.
Research and development expenses for the fourth quarter 2006 were RMB46.0 million (US$5.9 million), representing an increase of 34.6% from the fourth quarter 2005. As a percentage of total net revenues, research and development expenses decreased to 9.6%, from 9.9% in the fourth quarter 2005.
Research and development expenses for the full year 2006 were RMB149.1 million (US$19.1 million), representing an increase of 40.5% from the full year 2005. Research and development expenses for the full year 2006 were 9.8% of total net revenue, the same as 2005.
Total share-based compensation expenses, which were allocated to cost of good sold and related operating expenses, were RMB6.5 million (US$0.8 million) in the fourth quarter of 2006. In the fourth quarter 2005 the Company did not incur share-based compensation expenses. For the full year 2006 total share-based compensation expenses were RMB26.1 million (US$3.3 million), compared to RMB70.9 million reported for the full year 2005.
In addition, the Company incurred a charge related to acquired intangible assets in the amount of RMB34.1 million (US$4.4 million) in the fourth quarter 2006 (including a RMB31.8 million charge for in-progress R&D and RMB2.3 million in amortization of other acquired intangible assets included as part of selling expenses) which was recorded in connection with the Company’s acquisition of minority interests in the Company’s operating subsidiary, Shenzhen Minidray, in April 2006. As stated in Mindray’s prospectus, this aggregate purchase price in excess of net assets acquired was accounted for on the Company’s balance sheet as goodwill since April 2006, pending the completion of purchase price allocation exercise, which was finalized in late 2006. Total expense and/or amortization of intangible assets related to the April 2006 acquisition of minority interest will be approximately RMB18.8 million in 2007.
Non-GAAP operating profit, as defined above, in the fourth quarter 2006 was RMB124.7 million (US$16.0 million), representing a 40.2% increase from RMB88.9 million in the fourth quarter 2005. GAAP operating project in the fourth quarter 2006 was RMB84.0 million (US$10.8 million). Full year 2006 non-GAAP operating profit was RMB419.0 million (US$53.7 million) compared to RMB291.4 million in 2005. As a percentage of net revenue, non-GAAP operating profit was 27.7% for full year 2006, compared to 27.0% for the full year 2005. Full year 2006 GAAP operating profit was RMB358.9 million (US$46.0 million).
Net Income
Fourth quarter 2006 non-GAAP net income increased 65.6% year-over-year to RMB141.5 million (US$18.1 million). Fourth quarter 2006 GAAP net income was RMB106.0 million (US$13.6 million).
Full year 2006 non-GAAP net income increased 51% year-over-year to RMB416.8 million (US$53.4 million). Full year 2006 GAAP net income was RMB361.8 million (US$46.4 million).
Fourth quarter 2006 basic and diluted non-GAAP earnings per share were RMB1.34 (US$0.17) and RMB1.27 (US$0.16), respectively. Fourth quarter 2006 GAAP basic and diluted earnings per share for the quarter were RMB1.00 (US$0.13) and RMB0.95 (US$0.12), respectively.
Full year 2006 basic and diluted non-GAAP earnings per share were RMB4.79 (US$0.61) and RMB4.33 (US$0.55), respectively. Full year 2006 GAAP basic and diluted earnings per share were RMB4.16 (US$0.53) and RMB3.75 (US$0.48), respectively.
Other Select data
Full year 2006 net operating cash flow and capital expenditures were RMB533.0 million (US$68.3 million) and RMB72.4 million (US$9.3 million), respectively.
Average account receivable days outstanding was 21 days in 2006 compared to 19 days in 2005. Inventory turnover was 60 days in 2006 compared to 71 days in 2005.

As of December 31, 2006, the Company had RMB1,722.9 million (US$220.8 million) in cash and cash equivalents, short-term investments and restricted cash.
By the end of December 31, 2006, the Company had 2,744 employees, as compared with 2,208 employees as of December 31, 2005.
Dividend Declaration
Mindray’s Board of Directors has declared a cash dividend on its ordinary shares of US$0.15 per share, based on its net income for the full year 2006. The cash dividend will be payable on or around April 25, 2007, to shareholders of record as of March 26, 2007. The Company has 105.8 million ordinary shares outstanding as of March 12, 2007.
Business Outlook for Full Year 2007
The Company expects total net revenues for full year 2007 to be in the range of RMB2,120.0 million to RMB2,150.0 million. Full year 2007 non-GAAP net income is expected to be between RMB570.0 million to RMB585.0 million Non-GAAP net income per share is expected to be RMB5.09 to RMB5.22 on a fully diluted basis, assuming an estimated 112 million total shares outstanding.
The Company estimates total share-based compensation expenses in 2007 will be approximately RMB37.0 million based on the share options that have been granted as of March 12, 2007. Total expense and/or amortization of intangible assets related to the April 2006 acquisition of minority interest will be approximately RMB18.8 million in 2007.
The Company expects its capital expenditure for 2007 to be approximately RMB435.0 million.
The Company’s practice is to provide guidance on a full-year basis; this forecast reflects Mindray’s current and preliminary views, which are subject to change.
The Company has historically experienced a seasonal fluctuation in sequential revenue between the fourth quarter, typically the strongest quarter of the year, and the first quarter, typically the slowest quarter of the year.
Use of Non-GAAP Financial Measures
In addition to Mindray’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The Company believes that the non-GAAP financial measures provide investors with another method for assessing Mindray’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods and the twelve-month periods ended December 31, 2005 and 2006, respectively, in the attached financial statements.
The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Mindray’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.
Conference Call Information
Mindray’s management will hold its fourth quarter and full year 2006 earnings conference call at 8:00AM on March 12, 2007 U.S. Eastern Time (8:00PM on March 12, 2007 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
Hong Kong: +852-3002-1672
US Toll Free: +1-866-383-8108
International: +1-617-597-5343
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until March 22, 2007.

US Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 38223598
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at www.mindray.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence outside of China. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and services offices in China, as well as sales and services offices in Boston, Istanbul, London, Mumbai, Seattle and Vancouver. For more information, please visit www.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the Company's anticipated operating results for 2007, pipeline of new products, R&D spending levels and the continued success of our business model and growth initiatives. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on February 1, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 10 of our prospectus. Our results of operations for the fourth quarter of 2006 and for fiscal year 2006 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter and full year ended December 31, 2006 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 29, 2006, which was RMB 7.8041 to US$1.00. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case maybe, at any particular rate or at all.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
The accounting policies underlying the financial information for the segmental reportings are based primarily on statutory accounting requirements in the PRC.
For further information, contact:
In China:
Investor Relations

Mindray Medical International Limited
Tel: +86 (755) 2658-2518
E-mail: IR@mindray.com

Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86 (10) 8520-6556
Email: Justin.Knapp@ogilvy.com

In U.S.:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1 (212) 880-5269

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2006
	RMB	RMB	US$
	(derived from
	audited financials)	(unaudited)	(unaudited)
		(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	446,143	1,709,596	219,064
Restricted cash	7,727	—	—
Short-term investments	—	13,312	1,706
Accounts receivable, net	71,330	104,679	13,413
Inventories, net	105,422	122,071	15,642
Value added tax receivables	12,963	—	—
Other receivables	13,987	11,774	1,509
Prepayments and other	17,134	19,263	2,468
Deferred tax assets — current portion	406	2,747	352

Total current assets	675,112	1,983,442	254,154

Loans to employees	8,460	4,851	622
Long-term investments	—	105,573	13,528
Other assets	2,020	2,124	272
Property, plant and equipment, net	152,489	186,980	23,959
Land use right	2,639	2,505	321
Deferred tax assets — non-current portion	115	—	—
Intangible assets	—	149,479	19,154
Goodwill	—	122,169	15,654

Total assets	840,835	2,557,123	327,664

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	17,153	50,625	6,487
Accounts payable	62,809	79,352	10,168
Customers’ deposits	29,827	47,007	6,023
Salaries payables	43,653	55,676	7,134
Other taxes payable	5,086	7,937	1,017
Other payables	8,862	13,965	1,789
Proceeds payables	—	34,854	4,466
Accrued professional expenses	11,555	—	—
Accrued other expenses	9,908	33,363	4,275
Advance subsidies	14,500	17,900	2,294
Income taxes payable	2,928	11,703	1,500

Total current liabilities	206,281	352,382	45,153

Commitment and contingencies
Minority interests	37,596	10	1
Deferred tax liabilities, net	—	21,815	2,795

	37,596	21,825	2,797

Mezzanine equity:
Convertible redeemable preferred shares	325,389	—	—
Shareholders’ equity:
Ordinary shares	79	110	14
Additional paid-in capital	45,773	1,934,937	247,939
Retained earnings	225,717	266,834	34,192
Accumulated other comprehensive loss	—	(18,965)	(2,430)

Total shareholders’ equity	271,569	2,182,916	279,714

Total liabilities and shareholders’ equity	840,835	2,557,123	327,664

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,			Year ended December 31,
	2005	2006	2006	2005	2006	2006
	RMB	RMB	US$	RMB	RMB	US$
				(derived from
	(unaudited)	(unaudited)	(unaudited)	audited financials)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Net revenues
— PRC	198,578	225,759	28,929	626,997	779,378	99,869
— International	146,355	251,598	32,240	451,576	735,603	94,260
Net revenues	344,933	477,357	61,168	1,078,573	1,514,981	194,129
Cost of revenues (note 1)	(161,694)	(220,396)	(28,241)	(493,326)	(687,484)	(88,094)

Gross profit	183,239	256,961	32,927	585,247	827,497	106,035
		—
Selling expenses (note 1) (note 2)	(44,452)	(62,416)	(7,998)	(146,499)	(211,858)	(27,147)
General and administrative expenses (note 1)	(15,728)	(32,908)	(4,217)	(112,082)	(76,010)	(9,740)
Research and development expenses (note 1)	(34,144)	(45,966)	(5,890)	(106,147)	(149,141)	(19,111)
Expense of in-progress research & development	—	(31,835)	(4,079)	—	(31,835)	(4,079)
Other general expenses	—	179	23	—	202	26

Operating income	88,915	84,015	10,766	220,519	358,855	45,983
		—
Other income, net	8,496	7,484	959	9,210	6,016	771
Interest income	3,000	19,012	2,436	3,854	27,890	3,574
Interest expense	(396)	(135)	(17)	(2,019)	(462)	(59)

Income before income taxes and minority interests	100,015	110,376	14,144	231,564	392,299	50,269
Provision for income taxes	(6,153)	(4,408)	(565)	(18,066)	(24,057)	(3,083)
Minority interests	(8,409)	—	—	(8,409)	(6,456)	(827)

Net Income	85,453	105,968	13,579	205,089	361,786	46,359

Deemed dividend on issuance of convertible redeemable	—	—	—	(14,031)	—	—
preferred shares at a discount	—	—	—	—	—	—

Income attributable to ordinary shareholders	85,453	105,968	13,579	191,058	361,786	46,359

Basic earnings per share	RMB1.13	RMB1.00	US$0.13	RMB2.31	RMB4.16	US$0.53

Diluted earnings per share	RMB1.13	RMB0.95	US$0.12	RMB2.31	RMB3.75	US$0.48

Shares used in the computation of:
Basic earnings per share	75,350,054	105,727,677	105,727,677	82,790,427	87,066,163	87,066,163

Diluted earnings per share	75,350,054	111,553,018	111,553,018	82,790,427	96,370,084	96,370,084

Note 2: includes RMB2.3 million in amortization of acquired intangible assets

	Three months ended December 31,			Year ended December 31,
	2005	2006	2006	2005	2006	2006
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
	(In thousands)
Share-based compensation charges incurred during the period related to:

Cost of revenues	—	188	24	268	614	79
Selling expenses	—	817	105	8,576	6,372	817
General and administrative expenses	—	3,446	442	59,014	12,195	1,563
Research and development expenses	—	2,090	268	3,071	6,873	881
Note 3: includes RMB2.3 million in amortization of acquired intangible assets

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
Liquidity and Capital Resources

	Year ended December 31,
	2005	2006	2006
	RMB	RMB	US$
	(derived from
	audited financials)	(unaudited)	(unaudited)
	(In thousands)

Cash and cash equivalents (note 3)	453,870	1,722,908	220,770
Net cash from operating activities	363,385	533,019	68,300
Net cash used in investing activities	(62,428)	(178,846)	(22,917)
Net cash used in financing activities	(33,370)	928,245	118,943

Note 3:	includes cash and cash equivalents, short-term investments and restricted cash

Exhibit 4
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	For the three months ended,
	09/30/2005	12/31/2005	03/31/2006	06/30/2006	09/30/2006	12/31/2006	12/31/2006
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)

Non-GAAP net income (note 4)	84,001	85,453	71,417	103,541	100,372	141,512	18,133
Non-GAAP net margin	28.3%	24.8%	22.4%	28.9%	27.8%	29.6%	29.6%
Expense/Amortization of acquired intangible assets	—	—	—	—	—	(34,121)	(4,372)
Deferred tax impact related to acquired intangible assets	—	—	—	—	—	5,118	656
Share-based compensation	(44,594)	—	(3,014)	(7,172)	(9,327)	(6,541)	(838)

GAAP net income	39,407	85,453	68,403	96,369	91,045	105,968	13,579

Non-GAAP income per share — basic	RMB 1.00	RMB 1.13	RMB 0.95	RMB 1.27	RMB 1.18	RMB 1.34	US$ 0.17
Non-GAAP income per share — diluted	RMB 1.00	RMB 1.13	RMB 0.84	RMB 1.13	RMB 1.04	RMB 1.27	US$ 0.16

GAAP income per share — basic	RMB 0.47	RMB 1.13	RMB 0.91	RMB 1.18	RMB 1.07	RMB 1.00	US$ 0.13
GAAP income per share — diluted	RMB 0.47	RMB 1.13	RMB 0.80	RMB 1.05	RMB 0.94	RMB 0.95	US$ 0.12

Shares used in computation of:
Basic earnings per share	83,916,315	75,350,054	75,350,054	81,595,905	85,276,860	105,727,677	105,727,677

Diluted earnings per share	83,916,315	75,350,054	85,425,031	91,477,498	96,913,296	111,445,681	111,445,681

Non-GAAP operating income	89,637	88,915	80,187	107,915	106,250	124,677	15,976
Non-GAAP operating margin	30.2%	25.8%	25.2%	30.1%	29.4%	26.1%	26.1%
Expense/Amortization of acquired intangible assets	—	—	—	—	—	(34,121)	(4,372)
Share-based compensation	(44,594)	—	(3,014)	(7,172)	(9,327)	(6,541)	(838)

GAAP operating income	45,043	88,915	77,173	100,743	96,923	84,015	10,766

	For the year ended December 31,
	2005	2006	2006
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)

Non-GAAP net income (note 4)	276,018	416,843	53,414
Non-GAAP net margin	25.6%	27.5%	27.5%
Expense/Amortization of acquired intangible assets	—	(34,121)	(4,372)
Deferred tax impact related to acquired intangible assets	—	5,118	656
Share-based compensation	(70,929)	(26,054)	(3,339)

GAAP net income	205,089	361,786	46,359

Non-GAAP income per share — basic	RMB 3.33	RMB 4.79	US$ 0.61
Non-GAAP income per share — diluted	RMB 3.33	RMB 4.33	US$ 0.55

GAAP income per share — basic	RMB 2.48	RMB 4.16	US$ 0.53
GAAP income per share — diluted	RMB 2.48	RMB 3.75	US$ 0.48

Shares used in computation of:
Basic earnings per share	82,790,427	87,066,163	87,066,163

Diluted earnings per share	82,790,427	96,370,084	96,370,084

Non-GAAP operating income	291,448	419,030	53,694
Non-GAAP operating margin	27.0%	27.7%	27.7%
Expense of acquired intangible assets	—	(34,121)	(4,372)
Share-based compensation	(70,929)	(26,054)	(3,339)

GAAP operating income	220,519	358,855	45,983

Note 4:	the figures do not include impact of minority interests of RMB8.4 million and RMB6.5 million attributable to fourth quarter 2005 and first quarter 2006, respectively.